Exhibit 99.1

ABILITY INC.

Registrar number: 303448

Attn:	Israel Securities Agency	Attn:	Tel Aviv Stock Exchange Ltd.	Tav094 (public)	Transmitted via Magna:	20/01/2020
	www.isa.gov.il		www.tase.co.il		Reference:	2020-01-007953

Immediate Report on a Senior Officeholder Who Ceased Holding Their Office

Regulation 34(a) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Explanation: in accordance with Regulation 34(d) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970, a list of senior office holders should be submitted in the framework of Tav097, concurrently with the submission of this form.

Reference numbers for previous reports on this matter: ________, ________, ________.

1.	First Name: Limor

Name of Corporation/Last Name: Beladev

Name of Corporation/Last Name and First Name in English: Limor Beladev

Type of ID Number: ID Number

ID Number: 028511285

Citizenship/Country of Incorporation or Registration: Private person with Israeli citizenship

Country of Citizenship/Incorporation or Registration: ___________________

2.	The office that they have ceased to hold:

1	Regular Director	----------

Explanation: the following particulars should be filled in if they have ceased to hold the office of a director who was appointed on behalf of a corporation that is a director

Name of the director corporation that appointed the individual: _________________

Category of ID Number: ______________________

ID Number: ______________________

Citizenship/Country of Incorporation or Registration: ___________________

Country of Citizenship/Incorporation or Registration: __________________

3.	The date on which they ceased or will cease to hold office: 19/01/2020. The date on which they began to hold office: 15/10/2017

4.	To the best of the Corporation’s knowledge the retirement: involves circumstances that should be brought to the knowledge of the holders of Corporation securities.

Following the company’s delisting from NASDAQ trade, the Company consequently has transitioned from a dual-listed company to a public company. Therefore, certain corporate governance provisions of the Israeli Companies Law, 1999, have been applied to the Company, including the duty to appoint external directors to its Board of Directors.

Since the director currently holding office is ineligible for filling the position of an external director, the Company must therefore appoint external directors not from among the directors currently holding office. However, , payment of remunerations external directors, in addition to remunerating the Company’s current directors, will impose a significant financial burden on the Company. In view of the limited budgetary resources available to the company, Ms. Limor Beladev has requested to cease his term of office on the 19h of January, 2020.

Explanation: If the retirement involved circumstances that should be brought to the knowledge of the holders of the securities of the Corporation, details should be given.

5.	The manner in which office came to an end: Other

Retirement

6.	The office of the Corporation which they continue to hold: He holds no office of the Corporation ____________

Do they continue to serve as a senior office holder of the Company? No

Explanation: If they serve as an authorized electronic signatory and their job title has been changed – a report should be made on Form Tav300. If they do not hold any office of the Corporation – a report should be made concurrently on Form Tav301.

7.	Was the director a member of a directors’ committee Yes,

Name of the committee Audit Committee, Remuneration Committee

8.	Will the senior office holder continue, after their retirement, to be an interested party by virtue of holdings: No / By virtue of being a senior office holder as required under Regulation 33(h) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970 No

9.	Did the company view the retiring director as having accounting and financial expertise? Yes

10.	Following is the text of the notice of resignation of an external director and the reasons for resigning:

__________

__________

Explanation: Should only be filled in if it concerns the resignation of an external director.

11.	Did the Company consider the retiring director as an independent director? No

Did the proportion of independent directors serving on the Board of Directors fall below the proportion of independent directors required under the provision in the Articles of Association regarding the independence of the Board of Directors? Not relevant

Notwithstanding the retirement, is there a majority of independent directors? No

12.	The date and time when it first became known to the Corporation of the event or the matter referred to in the report: On 19/01/2020 at 20:00.

Details of the Signatories on behalf of the Corporation:

	Name of Signatory	Position
1	Avi Levin	Chief Financial Officer ----------------------------

Explanation: pursuant to Regulation 5 of the Periodic and Immediate Reports Regulations (5730-1970), a report submitted under said regulations must be undersigned by Corporate Signatories. Staff position on this matter may be found on the Authority’s website: click here.

The reference numbers of the previous documents on the subject (any citation made does not constitute inclusion by way of reference)

The securities of the Corporation are not listed for trading on the Tel Aviv Stock Exchange	Form structure updated on: 31/12/2019

Abbreviated Name: Ability

Address: 14 Yad Harutsim St., Tel Aviv 6770007          Telephone: +972-3-687 9777, Fax: +972-3-537 6483

Email: avi@ability.co.il                 Company Website: www.interceptors.com

Previous names of reporting entity:

Name of Electronic Reporter: Yanai Andrei Their Job Title: External Legal Consultant Name of Employing Company: Barnea & Co. Law Firm

Address: 58 Harakevet St., Tel Aviv 677016 Telephone: +972-3-6400600 Fax: +972-3-640 0650 Email: ayanai@barlaw.co.il